Exhibit 99.12

Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

Stemmen per brief (enkel te gebruiken door aandeelhouders)	Voting by letter (to be used by shareholders only)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht, met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België en ingeschreven in het Rechtspersonenregister (RPR Antwerpen, afdeling Mechelen) onder het nummer 0466.460.429) (de “Vennootschap”):	owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Register of Legal Entities (RLE Antwerp, division Mechelen) under the number 0466.460.429) (the “Company”):

(Aantal aandelen op naam / Number of registered shares)

(Aantal gedematerialiseerde aandelen / Number of dematerialized shares)

heeft kennisgenomen van de Gewone Algemene Vergadering van de Vennootschap, die zal worden gehouden op dinsdag 25 april 2023, om 14.00 uur (Belgische tijd) en op de zetel van de Vennootschap,	has taken note of the Annual Shareholders’ Meeting of the Company, to be held on Tuesday 25 April 2023 at 2.00 p.m. (Belgian time) and at the registered office of the Company,

en brengt de Vennootschap hierbij op de hoogte van zijn / haar wens om aan deze Gewone Algemene Vergadering, alsmede aan elke andere Algemene Vergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, deel te nemen door gebruik te maken van zijn / haar mogelijkheid om te stemmen per brief conform artikel 7:146 van het Wetboek van Vennootschappen en Verenigingen en artikel 24 van de Statuten van de Vennootschap,	and hereby notifies the Company of his / her intention to attend this Annual Shareholders’ Meeting, as well as at any other Shareholders’ Meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, by use of his / her possibility to vote by letter in accordance with article 7:146 of the Code of Companies and Associations and article 24 of the Articles of Association of the Company,

waarbij hij / zij verklaart als volgt op onherroepelijke wijze te stemmen over de voorstellen tot besluit geplaatst op de agenda van de bovenvermelde Gewone Algemene Vergadering:	by which he / she declares that he / she irrevocably votes as follows on the proposed resolutions placed on the agenda of the aforementioned Annual Shareholders’ Meeting:

Indien, overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat het onderhavig stemformulier ter kennis van de Vennootschap is gebracht, zal de Vennootschap gewijzigde formulieren voor stemming per brief ter beschikking stellen. De stemmen per brief die de Vennootschap bereiken vooraf aan de publicatie van een gewijzigde agenda of voorstellen van besluit, blijven geldig voor de agendapunten waarop de stemmen per brief betrekking hebben, doch evenwel onder voorbehoud van de toepasselijke wetgeving.	If, in accordance with Article 7:130 of the Companies and Associations Code, new subjects to be dealt with are included in the agenda after this voting form has been notified to the Company, the Company shall provide revised forms for voting by letter. The votes by letter that reach the Company prior to the publication of the amended agenda or proposed resolutions, remain valid for the agenda items to which the votes by letter apply, subject, however, to applicable law.

Bij gebreke aan een specifieke stemwijze voor een bepaald agendapunt, of indien, om welke reden ook, er onduidelijkheid zou bestaan over de meegedeelde stemwijze, zal de ondergetekende geacht worden geselecteerd te hebben “Voor”.	If no specific manner of voting is given for a specific item on the agenda, or if, for whatever reason, there is a lack of clarity with regard to the indicated manner of voting, the undersigned shall be deemed to have selected “In favor”.

Dit formulier dient handgeschreven of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van de mogelijkheid om dit formulier elektronisch te tekenen, dient het te gaan om een elektronische handtekening in de zin van artikel 3.10 van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, zoals gewijzigd, hetzij een gekwalificeerde elektronische handtekening in de zin van artikel 3.12 van dezelfde Verordening.	This form should be signed either in handwriting or electronically. If the opportunity to sign this proxy form electronically is made use of, it must be an electronic signature within the meaning of article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation.

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Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

Agenda

1. Kennisname en bespreking van (a) het jaarverslag van de Raad van Bestuur betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022, en (b) het verslag van de commissaris betreffende de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022	1. Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022

2. Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022, alsook goedkeuring van de door de Raad van Bestuur voorgestelde bestemming van het jaarresultaat	2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and approval of the allocation of the annual result as proposed by the Board of Directors

Voorstel van besluit: De algemene vergadering besluit de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022, alsook de door de Raad van Bestuur voorgestelde bestemming van het jaarresultaat goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and the allocation of the annual result as proposed by the Board of Directors.

Agendapunt 2 - Stemwijze:	Agenda item 2 - Manner of voting:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022	3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2022

4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022	4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2022

5. Kennisname en goedkeuring van het remuneratieverslag	5. Acknowledgement and approval of the remuneration report

Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag opgenomen in het jaarverslag van de Raad van Bestuur over het boekjaar afgesloten op 31 december 2022, goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on 31 December 2022.

Agendapunt 5 - Stemwijze:	Agenda item 5 - Manner of voting:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

6. Kwijting aan de leden van de Raad van Bestuur, de leden van de voormalige Raad van Toezicht en de commissaris voor de uitoefening van hun respectieve mandaten tijdens het boekjaar afgesloten op 31 december 2022	6. Release from liability to be granted to the members of the Board of Directors, the members of the former Supervisory Board, and the statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2022

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Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting van aansprakelijkheid te geven aan elk lid van de Raad van Bestuur, aan elk lid van de voormalige Raad van Toezicht en aan de commissaris voor de uitoefening van hun respectieve mandaten tijdens het boekjaar afgesloten op 31 december 2022.	Proposed resolution: The shareholders’ meeting resolves, by a separate vote, to release each member of the Board of Directors, each member of the former Supervisory Board, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended on 31 December 2022.

Agendapunt 6 - Stemwijze:	Agenda item 6 - Manner of voting:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

7. Bezoldiging van de commissaris voor het boekjaar afgesloten op 31 december 2022	7. Remuneration of the statutory auditor for the financial year ended on 31 December 202

Voorstel van besluit: De algemene vergadering besluit om de verhoging van de jaarlijkse bezoldiging van de commissaris van €769.610 (BTW en onkosten exclusief), zoals goedgekeurd door de gewone algemene vergadering van 28 april 2020, tot €1.127.098 (BTW en onkosten exclusief) voor de audit van de statutaire en geconsolideerde jaarrekening over het boekjaar afgesloten op 31 december 2022 goed te keuren. Deze stijging is voornamelijk het gevolg van het feit dat de omvang van de audit activiteiten uitgevoerd door de commissaris zijn verruimd als gevolg van het opvoeren van de commerciële activiteiten van Galapagos in 2022, alsook de gedane overnames.	Proposed resolution: The shareholders’ meeting resolves to approve the increase of the annual remuneration of the statutory auditor from €769,610 (VAT and expenses exclusive), as approved by the ordinary shareholders’ meeting of 28 April 2020, to €1,127,098 (VAT and expenses exclusive) for the audit of the non-consolidated and consolidated accounts for the financial year ended on 31 December 2022. This increase mainly results from the fact that the scope of the audit activities performed by the statutory auditor was broadened as a result of Galapagos’ commercial activities ramping up in 2022, as well as the acquisitions made.

Agendapunt 7 - Stemwijze:	Agenda item 7 - Manner of voting:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

8. Benoeming van de commissaris	8. Appointment of statutory auditor

Voorstel van besluit: In overeenstemming met de aanbeveling van het Auditcomité en op voorstel van de Raad van Bestuur, besluit de algemene vergadering om (a) BDO Bedrijfsrevisoren BV, met haar zetel te Da Vincilaan 9/E.6, 1930 Zaventem en geregistreerd in de Kruispuntbank van Ondernemingen (RPR Brussel, Nederlandstalige afdeling) onder het nummer 0431.088.289, vast vertegenwoordigd door Ellen Lombaerts, te benoemen als commissaris van de Vennootschap voor een termijn van 3 jaar, en (b) de jaarlijkse vergoeding van BDO Bedrijfsrevisoren BV voor haar mandaat als commissaris van de Vennootschap te bepalen op €852.000 (exclusief BTW, indien relevant) per jaar. Dergelijk mandaat zal onmiddellijk verstrijken na de gewone algemene vergadering die in 2026 zal worden gehouden, en die zal hebben beslist omtrent de jaarrekening van de Vennootschap over het boekjaar af te sluiten op 31 december 2025.	Proposed resolution: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors, the shareholders’ meeting resolves (a) to appoint BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, as statutory auditor of the Company for a period of 3 years, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for its mandate as statutory auditor of the Company at €852,000 (if any, VAT exclusive) per year. Such mandate will expire immediately after the annual shareholders’ meeting to be held in 2026 which will have decided upon the Company’s annual accounts for the financial year to be ended on 31 December 2025.

Agendapunt 8 - Stemwijze:	Agenda item 8 - Manner of voting:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

9. Herbenoeming van dhr. Peter Guenter als onafhankelijk bestuurder	9. Re-appointment of Mr. Peter Guenter as independent director

Voorstel van besluit: Op voorstel van de Raad van Bestuur en in overeenstemming met het advies van het Benoemingscomité, besluit de algemene vergadering om (a) dhr. Peter Guenter te herbenoemen als onafhankelijk lid van de Raad van Bestuur van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene	Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves (a) to re-appoint Mr. Peter Guenter as an independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual

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Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

vergadering te houden in 2027, en (b) zijn mandaat als onafhankelijk lid van de Raad van Bestuur te bevestigen doordat (i) dhr. Peter Guenter beantwoordt aan de onafhankelijkheidscriteria uiteengezet in artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Belgische Corporate Governance Code 2020, en (ii) dhr. Peter Guenter uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin kennis heeft van) banden te hebben met de Vennootschap of een belangrijke aandeelhouder, die zijn onafhankelijkheid in het gedrang zou kunnen brengen. De algemene vergadering besluit bovendien dat het mandaat van dhr. Peter Guenter bezoldigd zal zijn, zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in (a) het Remuneratiebeleid goedgekeurd door de gewone algemene vergadering van 26 april 2022, en (b) de notulen van de gewone algemene vergadering van 28 april 2020.	shareholders’ meeting to be held in 2027, and (b) to confirm his mandate as an independent member of the Board of Directors since (i) Mr. Peter Guenter meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, and (ii) Mr. Peter Guenter has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence. The shareholders’ meeting also resolves that the mandate of Mr. Peter Guenter is remunerated as provided for non-executive members of the Board of Directors in (a) the Remuneration Policy, approved by the ordinary shareholders’ meeting of 26 April 2022, and (b) the minutes of the ordinary shareholders’ meeting of 28 April 2020.

Agendapunt 9 - Stemwijze:	Agenda item 9 - Manner of voting:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

10. Herbenoeming van dhr. Daniel O’Day als bestuurder	10. Re-appointment of Mr. Daniel O’Day as director

Voorstel van besluit: Op voorstel van de Raad van Bestuur en in overeenstemming met het advies van het Benoemingscomité, besluit de algemene vergadering om dhr. Daniel O’Day te herbenoemen als niet-onafhankelijk lid van de Raad van Bestuur van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2027. De algemene vergadering besluit bovendien dat het mandaat van dhr. Daniel O’Day als bestuurder van de Vennootschap niet bezoldigd zal zijn.	Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves to re-appoint Mr. Daniel O’Day as a non-independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2027. The shareholders’ meeting of the Company also resolves that the mandate of Mr. Daniel O’Day as director of the Company will not be remunerated.

Agendapunt 10 - Stemwijze:	Agenda item 10 - Manner of voting:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

11. Herbenoeming van Dr. Linda Higgins als bestuurder	11. Re-appointment of Dr. Linda Higgins as director

Voorstel van besluit: Op voorstel van de Raad van Bestuur en in overeenstemming met het advies van het Benoemingscomité, besluit de algemene vergadering om Dr. Linda Higgins te herbenoemen als niet-onafhankelijk lid van de Raad van Bestuur van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2027. De algemene vergadering besluit bovendien dat het mandaat van Dr. Linda Higgins als bestuurder van de Vennootschap niet bezoldigd zal zijn.	Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves to re-appoint Dr. Linda Higgins as a non-independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2027. The shareholders’ meeting of the Company also resolves that the mandate of Dr. Linda Higgins as director of the Company will not be remunerated.

Agendapunt 11 - Stemwijze:	Agenda item 11 - Manner of voting:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

Onderhavig stemformulier geldt tevens als aanmelding in de zin van het artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen.	The present voting form shall also serve as notification within the meaning of the article 7:134 of the Code of Companies and Associations.

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Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

De ondergetekende gaat ermee akkoord dat de Engelse versie van het onderhavige formulier slechts een vrije vertaling voor informatiedoeleinden betreft, en dat de Nederlandstalige versie altijd voorrang heeft op de Engelse versie.	The undersigned agrees that the English version of the present form is a free translation for information purposes only, and that the Dutch version shall always prevail over the English version.

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondertekende formulier dient uiterlijk op 19 april 2023 Galapagos NV te bereiken. Deze dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. mw. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed form must reach Galapagos NV on 19 April 2023 at the latest. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Aandeelhouders die wensen te stemmen per brief, moeten ook voldoen aan de registratie- en toelatingsvoorwaarden zoals beschreven in de oproeping tot de Gewone Algemene Vergadering.	Shareholders who wish to vote per letter, must also comply with the registration and admission formalities set out in the convening notice to the Annual Shareholders’ Meeting.

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